EXHIBIT 99.1

TeliaSonera Gets Clearance to Acquire Chess/Sense in Norway

STOCKHOLM, Sweden, Oct. 31, 2005 (PRIMEZONE) -- The Norwegian Competitive Authority has today approved TeliaSonera's acquisition of 91.2 percent of Vollvik Gruppen AS which owns 100 percent of the service provider Chess/Sense. The closing of the transaction is to be done as soon as possible.

TeliaSonera will, within three business days following the transaction, make a voluntary offer at the same price per share (NOK 11.03) for the remaining 8.8 percent of the shares in Vollvik Gruppen AS.

For further information journalists can contact: Kjell Lindstrom, Director of Communications, TeliaSonera Norway, Denmark & the Baltic countries, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 Internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker.

http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=146782&fn=wkr0001.pdf

-0-